EXHIBIT 99.1

PRESS RELEASE

Banro Provides Q4 2014 Gold Production
and Brief Operations & Corporate Update

–	Banro achieves record gold production from its two mines of 38,236 ounces in Q4 2014
–	Twangiza reports second consecutive record quarterly gold production of 29,445 ounces and annual production of 98,184 ounces, an increase of 19% over 2013 production of 82,591 ounces
–	Namoya achieves production of 8,791 ounces of gold in Q4, up from the previous quarter of 4,671 ounces or an 88% increase
–	Namoya agglomeration drum currently en route to mine site to allow Namoya to progress to steady state production

Toronto, Canada – January 5, 2015 – Banro Corporation ("Banro" or the “Company”) (NYSE MKT - "BAA"; TSX - "BAA") is pleased to report its best quarterly gold production since the Company began producing gold. Twangiza poured 8,071 ounces in October, 9,825 ounces in November and 11,549 ounces in December for a fourth quarter 2014 total of 29,445 ounces of gold. Namoya poured 1,749 ounces in October, 3,042 ounces in November and 4,000 ounces in December for a fourth quarter 2014 total of 8,791 ounces of gold. Together, Twangiza and Namoya produced 38,236 ounces of gold during Q4 2014.

Throughout 2014, the management teams at Twangiza and Namoya focused on operational and cost efficiencies. In particular, significant steps were taken to ensure that operations were less hindered during the frequent periods of adverse weather conditions at each site. As a result of the operational efficiency drive, Twangiza production has grown significantly throughout 2014 and strong quarterly production improvement has been experienced at Namoya. The production growth of the two operations, during Q4 2014 in particular, provides a strong foundation for meeting steady state production at Twangiza and Namoya.

The Company’s preliminary 2014 fourth quarter production results for the Twangiza mine, in comparison to the same quarter of 2013 and the previous quarter in 2014, are as follows:

	Units	Q4 2014	Q4 2013	Q3 2014	Full Year 2014	Full Year 2013
Total ore mined	Tonnes	556,856	366,625	589,288	1,927,744	1,758,972
Total ore milled	Tonnes	370,881	282,831	394,500	1,358,726	1,023,981
Head grade	g/t Au	3.01	3.15	2.60	2.70	2.98
Recovery	%	81.4	84.4	82.2	83.0	83.8
Strip ratio	t:t	0.74	1.69	0.74	0.84	1.35
Gold production	Ounces	29,445	22,858	27,171	98,184	82,591
Average gold price received	US$/ounce	1,206	1,267	1,233	1,240	1,390

Namoya Update
Banro is also pleased to report that it has purchased the agglomeration drum required for the Namoya processing plant enhancement. In order to fast track the time to deliver a drum assembly to site at Namoya, a drum assembly was procured which had been in operation for a few months. The procurement and shipping of a new drum for Namoya could have taken in excess of 12 months.

The drum, its support structure and spare components were shipped by Banro as air cargo to Entebbe in Uganda over the December 2014 holiday period. A road truck convoy is currently en route to Namoya and is scheduled to arrive mid-January 2015. Other equipment necessary for the operation of the drum is scheduled to arrive at site during January 2015. Site civil work for the installation of the drum, its feed conveyors and other ancillary equipment commenced in November and commissioning completion is scheduled for mid-February 2015.

‘’The inclusion of the agglomeration stage (with cement added as a binder) into the Namoya heap leach circuit is expected to allow for more efficient processing of the fines content of the Namoya ore and ensure more efficient reagent percolation in the heap process, leading to better gold recovery,” commented Banro CEO and President John Clarke.

With installation of the drum scheduled for completion during Q1 2015, it is anticipated that the gold production profile for the Namoya operations will be raised incrementally from its current level of approximately 4,000 ounces per month achieved during December 2014 to a monthly rate of up to 6,000 ounces per month by the end of Q1 2015. With heap leach operations taking several months of continuous percolation to fully recover the leachable gold, the full benefits of the improvements to the heap leach circuit are expected to build up during Q2 2015 to a monthly gold production rate of up to 8,000 ounces per month by mid-year 2015.

Corporate Update
Banro also wishes to provide an update on the previously announced gold sale transaction with Gold Holding Ltd. (“Gold Holding”) related to the Twangiza mine (reference is made to Banro’s November 4, 2014, October 15, 2014 and August 18, 2014 press releases). This transaction contemplates the prepayment by Gold Holding to Banro of US$41 million for its purchase of 40,500 ounces of gold from the Twangiza mine, with the gold deliverable over four years, at 10,125 ounces per year.

“The closing of the transaction with respect to the Twangiza gold sale has been delayed due to ongoing internal issues relating to Gold Holding, but we continue to work with them toward closing, although in a more extended timeline than what was originally contemplated,” commented Banro Board Chairman Richard Brissenden.  “We expect that this transaction, or alternatives to address our liquidity situation, will be finalized in the near term.”

As a result of the delay in closing the Gold Holding transaction and its effect on Banro's liquidity situation, Banro is progressing alternatives and careful cash management. These alternatives include discussing forward gold sale and gold streaming transactions with other potential investors, as well as ongoing discussions with its major trade payable suppliers to settle up to approximately US$16 million in accounts payable by way of forward gold sale arrangements. Further details will be provided once these discussions have been finalized.

As part of the Company’s cash management, Banro and its subsidiary, Banro Group (Barbados) Limited, have elected to accrue the fourth quarter 2014 dividends on, respectively, the Series A Preference Shares of Banro and the Preferred Shares of Banro Group (Barbados) Limited.

Qualified Person
Daniel K. Bansah, Head of Projects and Operations for the Company and a "qualified person" (as such term is defined in National Instrument 43-101), has reviewed and approved the technical information in this press release.

Banro Corporation is a Canadian gold mining company focused on production from the Twangiza mine, which began commercial production September 1, 2012, and completion of its second gold mine at Namoya located approximately 200 kilometres south of the Twangiza gold mine.  The Company’s longer term objectives include the development of two additional major, wholly-owned gold projects, Lugushwa and Kamituga. The four projects, each of which has a mining license, are located along the 210 kilometre long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the Democratic Republic of the Congo.  Led by a management team with extensive gold and African experience, the initial focus of the Company is on the mining of oxide material, which has a low capital intensity to develop but also attracts a lower technical and financial risk to the Company.  All business activities are followed in a socially and environmentally responsible manner.

Cautionary Note Concerning Forward-Looking Statements This press release contains forward-looking statements.  All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding future gold production (including the timing thereof), the timing of commissioning completion of the agglomeration drum at Namoya, the closing of the Twangiza gold sale transaction with Gold Holding, potential gold sale transactions with other investors, potential transactions with major trade payable suppliers, the anticipated effect of the said Gold Holding transaction or any of the other said transactions on the Company’s operations and financial condition, and the anticipated impact of the agglomeration drum on gold production at Namoya) are forward-looking statements.  These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company.  Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company.  Factors that could cause actual results or events to differ materially from current expectations include, among other things: uncertainties relating to the availability and costs of financing needed in the future; failure to complete any of the transactions referred to above; the possibility that the completion of the Gold Holding transaction may be further delayed; the possibility that the benefits of the agglomeration drum at Namoya are less than expected or the commissioning of the agglomeration drum at Namoya is delayed; uncertainty of estimates of capital and operating costs, production estimates and estimated economic return of the Company’s projects; the possibility that actual circumstances will differ from the estimates and assumptions used in the economic studies of the Company’s projects; failure to establish estimated mineral resources and mineral reserves (the Company’s mineral resource and mineral reserve figures are estimates and no assurance can be given that the intended levels of gold will be produced); fluctuations in gold prices and currency exchange rates; inflation; gold recoveries being less than those indicated by the metallurgical testwork carried out to date (there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production); changes in equity markets; political developments in the Democratic Republic of the Congo; lack of infrastructure; failure to procure or maintain, or delays in procuring or maintaining, permits and approvals; lack of availability at a reasonable cost or at all, of plants, equipment or labour; the possibility of accidents, equipment breakdowns or other events resulting in interruptions in production; inability to attract and retain key management and personnel; changes to regulations affecting the Company's activities; and the other risks disclosed under the heading "Risk Factors" and elsewhere in the Company's annual information form dated March 29, 2014 filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov.  Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise.  Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

For further information, please visit the Banro website at www.banro.com, or contact:
Naomi Nemeth, Banro Investor Relations, +1 (416) 366-9189, +1-800-714-7938, Ext. 2802, IR@banro.com, and follow Banro on Twitter @banrocorp.